
10036075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTRADE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street, Suite 1103
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian J. Potash **(212) 566-2484**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 18 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark I. Frank**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

INTRADE, LLC, as

of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRADE, LLC

Statement of Financial Condition

December 31, 2009

(With Independent Auditor's Report Thereon)

INTRADE, LLC

DECEMBER 31, 2009

INDEX

MALONEBAILEY LLP
CERTIFIED PUBLIC ACCOUNTING FIRM
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Intrade, LLC

We have audited the accompanying statement of financial condition of Intrade, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Intrade, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 16, 2010

INTRADE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$	17,067,728
Restricted cash		45,000
Securities owned, at market value		9,344,518
Broker-fails to deliver (Note 5)		3,607
Clearing deposits (Note 5)		2,710,613
Due from clearing brokers (Note 5)		7,758,664
Interest and dividends receivable		14,267
Fixed assets (net of accumulated depreciation of $2,140,850) (Note 6)		2,837,248
Rebates receivable		28,981
Security deposits		23,200
Prepaid expenses		36,088
Exchange seats, at market value		1,032,500
Other investments (Note 7)		52,914
TOTAL ASSETS	$	40,955,328

LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable and Accrued Expenses	$	362,119
Dividends Payable		10,399
Broker-fails to receive		50,327
Securities sold, not yet purchased, at market		29,956
		452,801
Commitments and Contingent Liabilities (Note 9)		-
Subordinated Loans (Note 11)		500,000
		500,000
Members' Equity		40,002,527
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	40,955,328

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Intrade, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"), the NYSE AMEX LLC, the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), Depository Trust Company ("DTC"), National Securities Clearing Corporation ("NSCC"), NYSE ARCA ("ARCA"), NASDAQ, BATS and CME Group, (which includes CBOT< NYMEX< CME and COMEX).

The Company is engaged in the activity of trading securities and futures.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2009 the Company's clearing brokers held assets of $10,437,833 on behalf of the Company.

Additionally, cash balances are held principally at two financial institutions and exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Exchange Memberships

The Company's CBOT, CME and COMEX seats, which represent ownership interests in the Exchanges and provides the Company with the right to conduct business on the Exchanges, are recorded at lower of cost or market.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Income Taxes

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of Foreign Currencies

The Company's Canadian dollar brokerage account is translated at year end rates of exchange by the clearing broker. Transactions during the year are recorded at their U.S. dollar equivalent at the time the transaction occurs. Any currency gain or loss is included in the gain or loss of the completed transaction.

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

INTRADE, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 3- FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2009.

	Fair Value	Fair Value Hierarchy
Securities owned, at market	$ 9,344,518	Level 1
DTCC shares	$ 42,914	Level 2
Securities sold, not yet purchased, at market	$ 29,956	Level 1

NOTE 4- CASH AND CASH EQUIVALENTS

Cash - Checking	$ 15,067,728
Business Money Market	2,000,000
	$ 17,067,728

NOTE 5- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization, and others at December 31, 2009, consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 7,758,664	$ -
Securities failed to deliver	3,607	-
Securities failed to receive	-	50,327
Deposits with NSCC,DTCC and CME	2,710,613	-
	$ 10,472,884	$ 50,327

NOTE 6- FIXED ASSETS

Fixed assets are comprised of the following at December 31, 2009:

Furniture	$ 29,480
Equipment	3,209,687
Software	691,666
Leasehold Improvements	1,047,265
	4,978,098
Less: Accumulated depreciation and amortization	(2,140,850)
	$ 2,837,248

NOTE 7- OTHER INVESTMENTS

Other investments are comprised of the following at December 31, 2009:

JBO-Fortis	$	10,000
DTCC shares		42,914
	$	52,914

NOTE 8- EXCHANGE MEMBERSHIPS

The Company's exchange memberships which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at market value as follows:

		Amount
CME IOM	$	221,500
CBOT AM		67,000
COMEX*2		108,000
NYMEX*2		636,000
	$	1,032,500

NOTE 9- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has lease agreements for office space which expire through 2014. During 2009 the Company paid $469,162 in rent expense.

Remaining commitments under the operating leases are as follows:

Year ending December 31,		Amount
2010	$	312,474
2011		120,055
2012		120,055
2013		120,055
2014		120,055
	$	792,694

Seat Leases

The Company has entered into an Assignment Agreement with an outside party whereby two Chicago Mercantile ("CME") memberships and 8,000 Class A shares have been assigned to the Company, which when pledged to the CME will enable Intrade to qualify as a CME Corporate Equity Member. The Company's clearing broker has indemnified the Assignor from any loss and/or liability associated with use of these assets

NOTE 9- COMMITMENTS AND CONTINGENCIES (continued)

Securities Loan Agreement

The Company entered into Master Securities Loan Agreements with approximately thirteen companies for the purpose of securities lending and borrowing.

Software License Agreement

During 2003 the Company entered into a software license and support services agreement which expires upon mutual consent of both parties. Under the agreement the Company must pay a minimum fee of $15,000 per month.

NOTE 10- NET CAPITAL REQUIREMENTS

The Company is a member of the New York Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC'S) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2009, the Company's net capital was $35,632,760 which was $35,382,760 in excess of its required net capital of $250,000. The Company's debt to debt-equity ratio was 0.0123 to 1.

NOTE 11- SUBORDINATED BORROWINGS

During 2009, the Company repaid $28,437,000 of its subordinated debt.

The borrowings under subordination agreements at December 31, 2009 are as follows:

Subordinated loan, variable rate (prime rate as published in the Wall Street Journal plus 3.5%), interest payable monthly, maturity date March 3, 2010	$ 500,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, all borrowings have automatic rollover provisions.

NOTE 12- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears its futures transactions through a clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 13- GUARANTEES

FASB ASC 952-605, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 952-605 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FASB ASC 952-605 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 13- GUARANTEES (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 14- EMPLOYEE BENEFIT PLAN

On January 1, 2008, the Company adopted the Intrade LLC 401(K) Plan (the "Plan") under section 401(K) of the Internal Revenue Code of 1986, as amended. Under the Plan all employees eligible to participate may elect to contribute up to the lesser of a specified percent of their salary or the maximum amount allowed under the code which for 2009 was $16,500. All employees who are at least 21 years of age and have one full year of service are eligible to participate in the Plan. The same situations apply to all eligible for a matching contribution which is at the discretion of management. During the year ending December 31, 2009 contributions to the Plan were $154,000, and the matching contribution made by the Company was $154,000.